                                               Filed pursuant to Rule 424 (b)(3)
                                                          SEC File No. 333-22605


                            Up To 1,257,238 Shares

                                DATA RACE, INC.

                                 Common Stock

                                 ------------

     This Prospectus relates to an aggregate of up to 1,257,238 shares (the "Shares") of common stock, without par value (the "Common Stock"), of DATA RACE, Inc., a Texas corporation (the "Company"), which may be offered and sold from time to time by the selling shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Shares are issuable from time to time by the Company to certain of the Selling Shareholders or are currently outstanding and held by a Selling Shareholder, as follows:

          (i) up to 965,625 Shares (the "Conversion Shares") are issuable upon conversion of the Company's 1997 Series A Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and issuable hereafter to certain of the Selling Shareholders (the "1997 Investors") in connection with a private placement of securities pursuant to a Securities Purchase Agreement entered into as of January 10, 1997, between the Company and the 1997 Investors (the "Securities Purchase Agreement"); as described herein, the actual number of Conversion Shares that are issued will depend on the average closing price of the Common Stock prior to conversion;

          (ii) up to 68,700 Shares (the "1997 Warrant Shares") are issuable upon the exercise of stock purchase warrants (the "1997 Warrants") issued and issuable hereafter to the 1997 Investors pursuant to the Securities Purchase Agreement;

          (iii) up to 6,106 Shares (the "Consulting Shares") are issuable upon the exercise of stock purchase warrants (the "Consulting Warrants") issued to a Selling Shareholder pursuant to a consulting arrangement with such Selling Shareholder;

          (iv) up to 250,000 Shares (the "Omnitel Shares") are issuable upon the exercise of stock purchase warrants (the "Omnitel Warrants") issued to certain of the Selling Shareholders in connection with the purchase by the Company in 1993 of certain assets of Omnitel, Inc.; and

          (v) up to 35,507 outstanding Shares (the "Outstanding Option Shares") were issued to a Selling Shareholder upon exercise of stock options granted in 1991 in connection with a private placement of securities.

     Pursuant to regulations of the National Association of Securities Dealers, Inc., in the absence of shareholder approval, the Company may not issue, in the aggregate, more than 965,625 shares of Common Stock at a discount from market price upon conversion of the Preferred Stock and the exercise of the 1997 Warrants. Accordingly, the total number of Shares covered by this Prospectus includes, with respect to the Conversion Shares and the 1997 Warrant Shares, only the aggregate number of Shares issuable by the Company as limited by such regulations.

     This prospectus also covers, pursuant to Rule 416 of the Securities Act of 1933, as amended, the offer and sale by the Selling Shareholders of any and all shares of Common Stock issued with respect to the Preferred Stock, the 1997 Warrants, the Consulting Warrants and the Omnitel Warrants as a result of stock splits, stock dividends and other events requiring antidilution adjustments (including by reason of changes in the conversion price of the Preferred Stock in accordance with the terms thereof).

     The Company will receive proceeds only upon the exercise of the 1997 Warrants, the Consulting Warrants and the Omnitel Warrants, and will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.
See "Use of Proceeds."

     The Shares may be offered and sold from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or certain other successors in interest to, the Selling Shareholders, directly or through brokers, dealers, underwriters or agents, in transactions on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"), in privately negotiated transactions or otherwise, at market prices or at negotiated prices. The Company will bear certain expenses incident to the registration and sale of the Shares to the public, and has agreed to indemnify the Selling Shareholders against certain liabilities. See "Plan of Distribution."

     The Common Stock of the Company is listed for trading on the Nasdaq National Market under the symbol "RACE." On April 9, 1997, the last reported sale price of the Common Stock was $13.125 per share. As of April
9, 1997, there were 4,931,540 shares outstanding (without giving effect to the issuance of the Conversion Shares, the 1997 Warrant Shares, the Consulting Shares or the Omnitel Shares).

     THE SHARES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                              -------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING THE ENTRY OF A STABILIZING BID OR A PENALTY BID, EFFECTING SYNDICATE COVERING TRANSACTIONS AND PASSIVE MARKET MAKING.

                              -------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 10, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Los Angeles Regional Office, Suite 1100, 5670 Wilshire Boulevard, Los Angeles, California 90036; and Chicago Regional Office, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxies and information statements and other information regarding registrants (including the Company) that file electronically. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the Nasdaq National Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 with respect to the Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Each statement made in the Prospectus as to the content of any contract, agreement or other document referred to is not necessarily complete and is qualified in its entirety by reference to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, can be inspected and copied at the Commission's public reference facilities and regional offices and at the offices of Nasdaq National Market referred to above in Washington, D.C., at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

     (c) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; and

     (d) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed October 5, 1992, including any amendment or report filed hereafter for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to the Registration Statement which indicates that all Common Stock offered hereby has been sold or that deregisters all Common Stock then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, upon the oral or written request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents, unless specifically incorporated by reference). Such requests for copies should be directed to DATA RACE, Inc., 12400 Network Blvd., San Antonio, Texas 78249,
Attention: Corporate Secretary; telephone number (210) 263-2000.


                                  THE COMPANY

     The Company designs, manufactures, and markets a line of communication products that meet the need for "Remote Access to the Corporate Environment." These products include the recently launched Be There! Personal Multiplexer system, a unique client/server product that enables teleworkers to access all elements of the corporate communications network. With Be There!, teleworkers can use a single telephone line to access the corporate intranet, LAN and the Internet while simultaneously sending and receiving e-mail, faxes and phone calls. The Company also designs and manufactures advanced communications subsystems for manufacturers of notebook computers, as well as a line of network multiplexers which carry data, LAN, voice and fax traffic between a company's branch offices and its headquarters, over a broad range of wide area communications speeds and services.

     The Company was incorporated in Texas in April 1983. The Company's principal executive offices are located at 12400 Network Boulevard, San Antonio, Texas 78249, and its telephone number at such address is (210) 263-2000. The Company maintains a site on the World Wide Web at http://www.datarace.com.

                                 RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. In addition, this Prospectus and the documents incorporated herein by reference contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements, which are often identified by words such as "believes," "anticipates," "expects," "estimates," "should," "may," "will" and similar expressions, represent the Company's expectations or beliefs concerning future events. Numerous assumptions, risks and uncertainties, including the factors set forth below, could cause actual results to differ materially from the results discussed in the forward looking statements. Prospective purchasers of the Shares should carefully consider the factors set forth below, as well as the other information contained herein or in the documents incorporated herein by reference.

RAPID TECHNOLOGICAL CHANGE

    The market for the Company's products is characterized by rapidly changing technology, emerging industry standards, product proliferation and short product life cycles. The Company believes that its future success will depend upon its ability to enhance its existing products and to develop and introduce new products which conform to or support emerging data communications standards, meet a wide range of evolving user needs and achieve market acceptance. There can be no assurance that the Company will succeed in developing and marketing such products or that the Company will be able to respond effectively to technological changes, emerging industry standards or new product introductions by others. Furthermore, there can be no assurance that competitors will not introduce products incorporating technology as advanced or more advanced than the Company's, thereby rendering the Company's products or technologies uncompetitive or obsolete. Any significant delays in developing or shipping new or enhanced products could adversely affect the Company's operating results. Conversely, the growth of the market for communications products has been driven in part by the rapid technological change experienced by that market. There can be no assurance that such rapid technological change will continue or that the telecommunications infrastructure will support such products. Any of these factors could materially adversely affect the market for data communications products and the Company's operating results.

INTRODUCTION OF NEW PRODUCTS

     The Company's future revenue is dependent on its ability to successfully develop, manufacture and market products, including the recently launched teleworker products. In this regard, future growth is dependent on the Company's ability to timely and successfully develop and introduce new products, establish new distribution channels, develop affiliations with leading market participants which facilitate product development and distribution, and market existing and new products with service providers, resellers, channel partners, and others. The introduction of new or enhanced products requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as the technical complexity of new products increases, it may become increasingly difficult to introduce new products quickly and according to schedule. There can be no assurance that the Company will successfully manage the transition to new products or that the Company's research and development efforts will result in commercially successful new technology and products in the future.

     In February 1997, the Company launched its teleworker products business. The business represents a new line of business for the Company which is significantly different from the Company's existing network multiplexer and custom modem businesses, and presents a unique set of risks and challenges for the Company. The Company has not recorded any significant revenue from the products. In addition to the potential obstacles described above with respect to new product development, in order for the Company to successfully penetrate the teleworker market, the Company must make significant additions to its sales and marketing infrastructure, as well as expand its operational systems. Because of the industry in which the Company operates, the number of qualified sales and marketing persons available to the Company may be limited. Moreover, there can be no assurance that additions to management will integrate well with existing management. The Company must establish new distribution channels and develop marketing strategies to penetrate those channels which are substantially different from current marketing strategies. The Company has little or no experience in marketing its new teleworker products to potential customers or through sales channels for such products. In addition, the Company may be required to enhance the features and performance, including voice quality, of the teleworker products in order to achieve wider market acceptance of the products. There can be no assurance that the Company will overcome such obstacles, the failure of which could have a material adverse effect on the Company's business, results of operations or financial condition.

UNPREDICTABILITY OF TELEWORKER MARKET

     The teleworker market is rapidly changing. The growth and size of the teleworker market may be affected by various factors, including changes in market trends and market needs and changes in technology. There can be no assurance that the actual rate of growth and size will reach expected levels. In addition, the Company's teleworker products have not yet achieved market acceptance. There can be no assurance that the product concept will be accepted by the market or, if accepted, to what extent it will be accepted, or that the feature sets and performance, including voice quality, of the Company's products are sufficient to meet customers' needs. If the teleworker market does not develop as expected, or if the Company's strategies for this market are unsuccessful, the Company's business, results of operations or financial condition may be adversely affected.

COMPETITION

     The communications industry is intensely competitive. The Company currently competes principally in the markets for high-speed data/FAX modems and network multiplexer products. With the launch of the Company's teleworker products, the Company has begun to compete with competitors with whom the Company has had little or no experience. Many of the Company's existing and potential competitors (including certain of the Company's customers and suppliers) have far more extensive financial, engineering, product development, manufacturing and marketing resources than the Company. The Company's products and services compete on the basis of a number of factors, including, in the case of the custom modem business, time to market and delivery risk, price, quality, features and functions, power consumption, and manufacturing rights, and, in the case of the network multiplexer business, recommendations of the systems integrators, modularity and expansibility, reliability, service and support, supplier credibility, and price. In addition to many of the competitive factors inherent to both the custom modem and the network multiplexer businesses, the Company's teleworker products will compete in areas in which the Company may not have the experience or resources to address. There can be no assurance that competitors will not introduce products incorporating technology as advanced or more advanced than the Company's or that changes in the communications environment will not render competitors' product solutions more attractive to the customer than the Company's solutions. Competitive pressures often necessitate price reductions which the Company may not be able to achieve or which could adversely affect profit margins which can adversely affect operating results. In addition, the Company expects to encounter an increased number of well-established competitors, many of whom have far greater financial, marketing, technical and other resources and experience, as it enters new areas of the communications market. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products and services than the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with

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third parties to address the needs of the Company's prospective customers.
Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, results of operations, or financial condition.

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS; FLUCTUATIONS IN PERIOD TO PERIOD OPERATING RESULTS

     Historically, custom modem shipments to a small number of customers have represented a large portion of the Company's total revenue. For example, revenue from custom modem shipments to IBM, the Company's largest customer in fiscal year 1996, accounted for approximately 46% of the Company's total revenues for such fiscal year. The Company believes that its custom modem business will, for the foreseeable future, continue to be characterized by a small number of large contracts, each typically with the bulk of volume deliveries over a six month period or less. Historically, the Company has experienced gaps between the expiration of one contract and the commencement of another. To the extent such gaps continue, the Company anticipates large fluctuations in the Company's reported revenue from custom modems. As long as the custom modem business continues to dominate the Company's revenue, the Company anticipates continued fluctuations between periods of profit and loss from custom modem products. Additionally, although the Company has not yet recorded any significant revenue from its teleworker products, the Company is currently targeting large corporations as potential users of its teleworker products in addition to smaller potential users. If the Company is successful in attracting such large customers (as to which there can be no assurance), the Company could experience fluctuations in revenue similar to those experienced as a result of the custom modem business. A reduction or delay in orders or a delay or default in payment by a major customer, or the loss of such a customer, could have a material adverse effect on the Company's results of operations.

     In addition to the factors set forth above, the results for a particular quarter or other period may vary due to the overall state of the communications products market, pricing and other competitive conditions, market acceptance of the Company's or its OEM customers' products, the timing of the announcement and introduction of new products by the Company and its competitors, variations in the Company's product mix and component costs, the financial stability of the Company's customers, the timing of expenditures in anticipation of future sales, the timing of product development costs and economic conditions generally. The Company expects that its operating results will continue to fluctuate from period to period in the future as a result of the factors described herein and other factors. Any of these factors could materially adversely affect the Company's results of operations.

SHAREHOLDER LAWSUIT

     On November 28, 1995, Guy and Carolyn Caspary and Tarik Hussain filed a class action shareholder lawsuit against the Company and certain of its officers -- Herbert T. Hensley, former Chairman of the Board, W. B. Barker, President and Chief Executive Officer, Gregory T. Skalla, Vice President-Finance and Chief Financial Officer, and Leven E. Staples, former Vice President and Chief Technical Officer. The lawsuit was filed in the United States District Court in San Antonio, Texas. The plaintiffs allege that the defendants violated certain provisions of the federal securities laws, including Rule 10b-5 under the Securities Exchange Act of 1934. The plaintiffs claim that during a class period of January 26, 1995 through October 13, 1995, the Company issued misleading and incomplete information to the investing public for the purpose of raising the price of the Company's stock, thereby permitting some of the defendants to profit from this rise by selling their stock at artificially inflated prices. The plaintiffs claim that public statements made during the class period touting the growth of the Company's backlog were misleading because the Company did not also disclose that orders included in its backlog were subject to cancellation and that revenues were likely to be short lived due to the limited duration of shipments under the contract. On December 15, 1995, a lawsuit was filed with identical allegations by Sylvio L. Marcoccia, on behalf of himself and all others similarly situated. On February 23, 1996, the Caspary and Marcoccia cases were consolidated, and the style of the case was changed to In re Data Race, Inc. Securities Litigation.
-------------------------------------------

     The defendants answered the lawsuit denying any liability to the plaintiffs. The parties have unsuccessfully attempted to mediate the case. Discovery is in progress. The Company believes that the case is absolutely without merit and is vigorously defending against the claims made in the lawsuit. The Company is unable, however, to predict the costs to be incurred to resolve the lawsuit. The Company is required under certain circumstances to indemnify the named officers against losses incurred as a result of lawsuits against the named officers.

FUTURE CAPITAL REQUIREMENTS

     The Company's ability to make future capital expenditures and fund the development and launch of new products, including the continued development of the teleworker products, are dependent on existing cash and some or all of the following: demands on cash to support inventory for the custom modem business, demands on cash arising from the redemption (if required) of the Preferred Stock, favorable settlement of the shareholder lawsuit and the Company's return to profitability. The timing and amount of the Company's future capital requirements can not be accurately predicted. There can be no assurance that debt or equity financing, if required, can be obtained on acceptable terms or that, if obtained, the Company will be able to satisfy conditions restricting the Company's ability to fully utilize such financing sources. There can be no assurance that the Company will have cash available in the amounts and at the times needed. See "Potential Redemption of Preferred Stock."

DEPENDENCE ON KEY EMPLOYEES

     The Company's ability to implement its strategies depends upon its ability to retain and continue to attract highly talented managerial and technical personnel. The Company is especially dependent on its key technical personnel to remain in the forefront of technological advances and on its telecommuter products sales executives to develop and implement its sales strategies for the telecommuter products. Competition for qualified personnel is intense in the data communications industry. All of the Company's senior executives, including
W. B. Barker, the Company's chief executive officer, are employed on an "at-will" basis. There can be no assurance that the Company will retain its key managerial and technical employees or that it will attract and assimilate such employees in the future. The loss of key management or technical personnel could materially and adversely affect the Company's business, results of operations and financial condition.

DEPENDENCE ON SUPPLIERS

     The Company manufactures its products using components or subassemblies procured from third party suppliers. Certain of these components, including certain critical microchips, are available only from a single source, and others are available only from a limited number of sources. A substantial majority of the Company's sales are from products containing one or more components which are available from single supply sources. In addition, the Company is dependent on worldwide conditions in the semiconductor market. If the Company were unable to obtain a sufficient supply of such components from its current sources, it could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could adversely affect the Company's operating results and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's operating results.

SALES CHANNEL RISKS

     The Company has derived a significant amount of its revenue from sales to its national, regional and international distributors and resellers. These independent distributors and resellers are not contractually committed to future purchases of the Company's products and therefore could discontinue carrying the Company's products at any time in favor of a competitor's products or for any other reason. There can be no assurance that the Company will be successful in developing products for sales to network multiplexer distributors and resellers. The loss of any of the Company's major distributors and resellers could have a significant adverse effect on the Company's operating results. The Company has also derived a significant amount of its revenue from sales to notebook computer manufacturers. Such manufacturers have significantly different requirements from independent distributors and resellers. Notebook computer manufacturers may also require special distribution arrangements and product pricing. There can be no assurance that the Company will be successful in developing products for sales to notebook computer manufacturers or maintaining or increasing sales to such manufacturers. Failure of the Company to successfully develop, manufacture and market its products for any of these sales channels could have a material adverse effect on the Company's results of operations.

INVENTORY MANAGEMENT

     From time to time, the Company has experienced significant increases in its levels of inventory, in order to meet production requirements of existing or anticipated custom modem orders, or as the result of delays in receiving certain components, such as critical chipsets, from suppliers and the concurrent accumulation of other inventory. The Company may also experience similar inventory build-ups to support expected growth of its teleworker business. Increased levels of inventory could adversely affect the Company's liquidity, increase the risk of inventory obsolescence (from cancellation of orders, failure to receive anticipated orders or otherwise), or increase the risk of a decline in market value of such inventory or losses from theft, fire or other similar occurrences. The failure of the Company to effectively manage its inventory levels could have a material adverse affect on the Company's financial condition and results of operations.

BACKLOG

     The Company generally manufactures custom modems upon orders from notebook computer manufacturers. In contrast, the Company strives to manufacture network multiplexers and its new teleworker products to meet anticipated demand, and to maintain inventories of products, in an effort to ship such products as soon as possible following receipt of orders from customers. For such reasons, and because customers may cancel or reschedule orders, the Company's backlog at any particular time is not necessarily indicative of the future levels of sales revenues.

INTELLECTUAL PROPERTY RIGHTS

     The Company's success depends in part upon its technological expertise and proprietary product designs. The Company relies upon its trade secret protection efforts and, to a lesser extent, upon patents and copyrights to protect its proprietary technologies. There can be no assurance that these steps will be adequate to deter misappropriation or infringement of its proprietary technologies or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Further, given the rapid evolution of technology and uncertainties in intellectual property law, there can be no assurance that the Company's current or future products will not be determined to infringe proprietary rights of others. Should the Company be sued for patent infringement, there can be no assurance that the Company will prevail, or, if required by such litigation, that it will be able to obtain the requisite licenses or rights to use such technology on commercially reasonable terms. In addition, any litigation, regardless of the outcome, could result in substantial costs to the Company.

REGULATORY STANDARDS

     The Company's products are subject to regulation by the Federal Communications Commission (the "FCC"), and each of the Company's products must typically be tested before it can be introduced into the market. In addition, each OEM notebook computer that utilizes one of the Company's custom modems may also be required to be certified for conformance to FCC regulations before any sale of such product. The inability of the Company's products to conform to FCC regulations or the failure of the Company's products to meet FCC testing requirements could delay the introduction of the Company's products into the market, impact the Company's relationships with its OEMs and otherwise adversely affect the Company. Foreign authorities often establish telecommunications standards different from those in the United States, making it difficult and more time consuming to obtain the required regulatory approvals. A significant delay in obtaining such regulatory approvals could have an adverse effect on the Company's operating results. Furthermore, changes in such laws, regulations, policies or requirements could affect the demand for the Company's products or result in the need to modify products, which may involve substantial costs or delays in sales and could have an adverse effect on the Company's future operating results.

POTENTIAL REDEMPTION OF PREFERRED STOCK

     Pursuant to regulations of the National Association of Securities Dealers, Inc., in the absence of shareholder approval, the Company may not issue, in the aggregate, more than 965,625 shares of Common Stock upon conversion of the Preferred Stock and the exercise of the 1997 Warrants. The actual number of shares of Common Stock to be issued upon conversion of the Preferred Stock will depend on the average closing price of the Common Stock prior to conversion. The Company is obligated to redeem any shares of Preferred Stock which may not be converted and any 1997 Warrants which may not be exercised as a result of such regulatory limitation. The cash demands to fund such a redemption may adversely affect the Company's ability to make future capital expenditures and fund the development and launch of new products, including the continued development of the telecommuter business. Furthermore, there can be no assurance that the Company will have cash available to fund such a redemption. See "Future Capital Requirements."

POTENTIAL ISSUANCE OF PREFERRED STOCK

     Certain provisions of the Company's Articles of Incorporation may have the effect of discouraging unsolicited proposals for acquisition of control of the Company. The Company's Board of Directors can, without obtaining shareholder approval, issue shares of no par value preferred stock of the Company having rights that could adversely affect the voting power of holders of the Common Stock, including the right to vote as a class on any proposed change of control. Such an issuance could have the effect of delaying, deferring, or preventing a change of control of the Company and may make it difficult to replace incumbent management.

PRICE VOLATILITY AND ABSENCE OF DIVIDENDS

     The market price of the Company's Common Stock has been, and may continue to be, highly volatile. The Company believes that factors such as quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new products offered by the Company, announcements of new products by competitors, changes in earnings estimates by analysts, changes in accounting principles, sales by existing shareholders (including sales from time to time by the Selling Shareholders), loss of key personnel and other factors will continue to cause the market price of the Company's Common Stock to fluctuate substantially. In addition, stock prices for many technology companies, including the Company, fluctuate widely for other reasons (such as market perception of high technology industries) unrelated to operating results. These fluctuations as well as general economic, political and market conditions, such as recessions or military conflicts, may adversely affect the market price of the Company's Common Stock. Changes in the price of the Company's Common Stock could affect the Company's ability to successfully attract and retain qualified personnel or complete other transactions in the future. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's operating results and financial condition. See "Shareholder Lawsuit." During the period from July 1, 1996 to April 9, 1997, the closing price of the Company's Common Stock as reported on the Nasdaq National Market ranged from a low of $5.375 per share on July 30, 1996 to a high of $24.375 per share on December 30, 1996. On April 9, 1997, the closing price of the Company's Common Stock as reported on the Nasdaq National Market was $13.125 per share. The Company has never paid any cash dividends on its capital stock, and there can be no assurances that the Company will do so in the future.


                                USE OF PROCEEDS

     If the 1997 Warrants and the Consulting Warrants (each with an exercise price of $16.375 per share), and the Omnitel Warrants (with an exercise price of $18.95 per share) are exercised in full, the Company will receive proceeds in the amount of $1,124,963 (assuming the issuance of the full number of 1997 Warrants which may be issued pursuant to the Securities Purchase Agreement), $99,986 and $4,737,500, respectively. Such proceeds will be added to the working capital of the Company and used for general corporate purposes. The Company will not receive any proceeds from sale by the Selling Shareholders of the Conversion Shares, the 1997 Warrant Shares, the Consulting Shares, the Omnitel Shares or the Outstanding Option Shares.

                              SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock owned beneficially by each of the Selling Shareholders as of February 25, 1997, and the number of shares which may be offered for sale pursuant to this Prospectus. Information set forth herein with respect to each Selling Shareholder's beneficial ownership of Common Stock has been provided by such Selling Shareholder. Because the Selling Shareholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares that will be held by the Selling Shareholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock covered by this Prospectus will be sold. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Except as noted, shares beneficially owned are deemed to include shares which may be acquired within 60 days of the date of this Prospectus.

     Pursuant to Rule 416 of the Securities Act, Selling Shareholders may also offer and sell shares of Common Stock issued with respect to the Preferred Stock, the 1997 Warrants, the Consulting Warrants and the Omnitel Warrants as a result of stock splits, stock dividends and other events requiring antidilution adjustments (including by reason of changes in the conversion price of the Preferrd Stock in accordance with the terms thereof).

                                                                                       Shares Beneficially
                                                                                              Owned
                                                                                      After the Offering (1)
                                              Shares                                  ----------------------
                                           Beneficially           Shares
                                           Owned Prior            Being                            Percent of
Selling Shareholder                        to Offering           Offered             Number       Outstanding
-------------------                        ------------          -------             ------       ------------
Capital Ventures                            637,313               637,313             0.00              0.00
 International(2)(5)
Credit Suisse First Boston                  231,750               231,750             0.00              0.00
 Corporation(3)(5)
Zanett Lombardier,                           96,562                96,562             0.00              0.00
 Ltd.(4)(5)
Charles B. Krusen(6)                          6,106                 6,106             0.00              0.00
Marjac Investments, Inc.(7)                 128,003               128,003             0.00              0.00
Inder M. Singh(7)                            38,137                38,137             0.00              0.00
Bass Associates(7)                           58,860                58,860             0.00              0.00
Venkat A. Mohan(7)                           25,000                25,000             0.00              0.00
Capital Southwest  Corporation(8)           225,950                35,507          190,443              3.87%
                                            -------             ---------          -------              ----
   Total                                  1,447,681             1,257,238          190,443              3.87%
                                          =========             =========          =======              ====

-------------------

(1) Assumes the sale of all Shares offered hereby.

(2) Pursuant to the Securities Purchase Agreement, the Selling Shareholder purchased 3,300 shares of Preferred Stock and 1997 Warrants for 30,228 shares of Common Stock at a first closing on January 10, 1997, and agreed to purchase, subject to certain conditions, an additional 1,650 shares of Preferred Stock and 1997 Warrants for 15,114 shares of Common Stock at a second closing on or before October 31, 1997.

(3) Pursuant to the Securities Purchase Agreement, the Selling Shareholder purchased 1,200 shares of Preferred Stock and 1997 Warrants for 10,992 shares of Common Stock at a first closing on January 10, 1997, and agreed to purchase, subject to certain conditions, an additional 600 shares of Preferred Stock and 1997 Warrants for 5,496 shares of Common Stock at a second closing on or before October 31, 1997.

(4) Pursuant to the Securities Purchase Agreement, the Selling Shareholder purchased 500 shares of Preferred Stock and 1997 Warrants for 4,580 shares of Common Stock at a first closing on January 10, 1997, and agreed to purchase, subject to certain conditions, an additional 250 shares of Preferred Stock and 1997 Warrants for 2,290 shares of Common Stock at a second closing on or before October 31, 1997.

(5) Represents shares of Common Stock issuable to the Selling Shareholder upon conversion of the Preferred Stock and exercise of the 1997 Warrants which have been and may be purchased by the Selling Shareholder pursuant to the Securities Purchase Agreement. No holder of the Preferred Stock and 1997 Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the Company's Common Stock. Therefore the number of shares set forth herein and which a Selling Shareholder may sell pursuant to this Prospectus may exceed the number of shares of Common Stock such Selling Shareholder beneficially owns as determined pursuant to Section 13(d) of the Exchange Act. Moreover, pursuant to the regulations of the National Association of Securities Dealers, Inc., in the absence of shareholder approval, the aggregate number of shares of Common Stock issuable to the 1997 Investors at a discount from market price upon conversion of the Preferred Stock and exercise of the 1997 Warrants which have been and may be purchased by the 1997 Investors pursuant to the Securities Purchase Agreement may not exceed 19.99% of the outstanding shares of Common Stock on January 10, 1997 (i.e., 965,625 shares). Unless shareholder approval is obtained to issue shares of Common Stock to the 1997 Investors in excess of the maximum amount set forth above, none of the 1997 Investors will be entitled to acquire more than its proportionate share of such maximum amount. The share information in the first two columns represents the Selling Shareholder's pro rata portion of this maximum amount. Any Preferred Stock which may not be converted and any 1997 Warrants which may not be exercised because of such limitation must be redeemed by the Company.

    The actual number of shares of Common Stock issuable upon conversion of the Preferred Stock will equal (i) the aggregate stated value of the shares of Preferred Stock then being converted (i.e., $1,000 per share), plus, in the case of conversions after January 10, 1998, a premium in the amount of 1% per annum accruing from January 10, 1997 through the date of conversion (unless the Company chooses to pay such premium in cash), divided by (ii)
    (a) in the case of conversions on or before January 10, 1998, a conversion price equal to a percentage of the average closing price of the Common Stock during a specified trading period immediately prior to conversion (as determined in accordance with the Statement of Designations establishing the Preferred Stock), which percentage initially is equal to 85%, then is reduced on July 9, 1997 to 80%, and then is reduced further on January 5, 1998 to 75% or (b) in the case of conversions after January 10, 1998, a conversion price equal to the lesser of 75% of the average closing price of the Common Stock during a specified trading period immediately prior to conversion or the average closing price of the Common Stock during a specified trading period immediately prior to January 10, 1998 (each as determined in accordance with the Statement of Designations). For a complete description of the relative rights, preferences, privileges, powers and restrictions of the Preferred Stock, see the Statement of Designations, Preferences and Rights of 1997 Series A Convertible Preferred Stock of DATA RACE, Inc. attached as Exhibit 3.7 to the Company's Form 10-Q for the quarter ended December 31, 1996, incorporated by reference herein.

(6) Represents shares which may be acquired upon exercise of the Consulting Warrants.

(7) Represents shares which may be acquired upon exercise of Omnitel Warrants.

(8) Includes 49,845 shares owned by Capital Southwest Venture Corporation, a wholly-owned subsidiary of Capital Southwest Corporation.

                             PLAN OF DISTRIBUTION

     The Shares may be sold or distributed from time to time by the Selling Shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares may be effected by one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Shareholders. The Selling Shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

     The Selling Shareholders and any brokers, dealers, underwriters or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Shareholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Shareholder and any other Shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

     To the extent required, the Company will file, during any period in which offers or sales are being made, a supplement to this Prospectus which sets forth, with respect to a particular offering, the specific number of Shares to be sold, the name of the selling shareholder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

     The Company will not receive any of the proceeds from the sale of the Shares offered hereby. The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Shareholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents. Such expenses are currently estimated to be approximately $50,000. The Company has agreed to indemnify the Selling Shareholders and certain related persons against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.


                                 LEGAL OPINIONS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Akin, Gump, Strauss, Hauer, & Feld, L.L.P., San Antonio, Texas.


                                    EXPERTS

     The financial statements of the Company as of June 30, 1996 and 1995, and for each of the years in the three year period ended June 30, 1996, have been incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes in the year ended June 30, 1994.

            -------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

            -------------------------------------------------------

                               TABLE OF CONTENTS

                                                     Page
                                                     ----

Available Information................................  3
Incorporation of Certain Documents
by Reference.........................................  3
The Company..........................................  4
Risk Factors.........................................  5
Use of Proceeds...................................... 11
Selling Shareholders................................. 12
Plan of Distribution................................. 14
Legal Opinions....................................... 15
Experts.............................................. 15

            -------------------------------------------------------


                             Up to 1,257,238 Shares


                                DATA RACE, INC.


                                  Common Stock


                                  -----------
                              P R O S P E C T U S
                                  -----------



                               APRIL 10, 1997


            -------------------------------------------------------